U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press Release dated February 8, 2007, relating to the announcement of settlement of U.S. SEC action against its CEO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 9, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Announces Settlement of U.S. SEC Action Against Its CEO

Tokyo, Japan – February 8, 2007 – Trend Micro Inc. (TSE: 4704; Nasdaq: TMIC) announced that its Chief Executive Officer, Eva Chen, has reached a settlement with the U.S. Securities and Exchange Commission (“SEC”) resolving allegations of alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder involving her spouse, Daniel Chiang, and trading in the securities of SINA Corporation. The company previously disclosed the SEC’s investigation on July 5, 2006. Under the terms of the settlement, Ms. Chen neither admitted nor denied the allegations, and agreed to pay the SEC a civil penalty and not to violate the securities laws.

After being advised of the pending settlement, the company’s Board of Directors met and affirmed its confidence in Ms. Chen’s ability to continue to serve as Chief Executive Officer and as a director.

About Trend Micro

Trend Micro Incorporated is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information, visit www.trendmicro.com.

For Additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp